Exhibit 99.1

WNS (Holdings) Limited Announces Details of Annual General Meeting of Shareholders

NEW YORK, NY and MUMBAI, INDIA, August 23, 2019 – WNS (Holdings) Limited (NYSE: WNS), a leading provider of global Business Process Management (BPM) services, today announced that the annual general meeting of its shareholders will be held on Thursday, September 26, 2019, beginning at 11:00 am (Jersey time), at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

The Company’s annual report on Form 20-F for the financial year ended March 31, 2019, containing its annual consolidated financial statements for the financial year ended March 31, 2019 and the auditors’ report thereon, was filed with the Securities and Exchange Commission on May 15, 2019. The Company distributed the notice of annual general meeting, proxy statement and form of proxy on or about August 23, 2019.

The Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card are available on the investor relations page of the Company’s corporate website, www.wns.com. Shareholders may also obtain a copy of the Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card, free of charge, by sending a written request to the Company Secretary, Mourant Secretaries (Jersey) Limited, of 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands (attention: Michael Lynam, telephone: +44 (0)1534 676 091) or Gopi.Krishnan@wns.com, attention: Gopi Krishnan

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics and process expertise to co-create innovative, digitally led transformational solutions with over 350 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer interaction services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of June 30, 2019, WNS had 41,056 professionals across 60 delivery centers worldwide including facilities in China, Costa Rica, India, the Philippines, Poland, Romania, South Africa, Spain, Sri Lanka, Turkey, the United Kingdom, and the United States. For more information, visit www.wns.com.

Investors Contact:

David Mackey Investor Relations

david.mackey@wns.com